EXHIBIT 16.1



November 18, 1999


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Gentlemen:

We have read Item 4 of Form 8-K dated November 18, 1999, of Kimmins Corp. and are in agreement with the statements contained therein, except for the first clause of the first sentence of the first paragraph with which we have no basis to agree or disagree.

Regarding the registrant's statement concerning the lack of internal controls to prepare financial statements, included in the third paragraph on page 2 therein, we had considered such matters in determining the nature, timing and extent of procedures performed in our audit of the registrant's 1997 financial statements.

                                                     /s/ Ernst & Young LLP